Mail Stop 0306

      December 17, 2004

Via Facsimile and U.S. Mail

Mr. Robert B. Mahoney
Acting Chief Financial Officer, Executive
  Vice President, and President, Far East South
Molex, Inc.
2222 Wellington Court
Lisle, Illinois  60532


	Re:	Molex, Inc.
		Form 10-K for the year ended June 30, 2004
      Filed September 10, 2004
		Form 10-Q as of September 30, 2004
		Form 8-K`s dated November 11 and December 1, 2004
      File No. 0-07491

Dear Mr. Mahoney:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended June 30, 2004

Item 6. Selected Financial Data - Page 8

1. In future filings, please define how you calculated working capital, current ratio, and return on beginning shareholders` equity.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 9

Results of Operations - Page 10

2. In the Business section of your Form 10-K for fiscal 2002, 2003 and 2004 you report the approximate percentage of net revenue by industry market for the latest fiscal year. In your MD&A analysis, your discussion of the reasons for changes in revenues includes a discussion of the changes within these markets. Please respond to the following comments:

(A) Please consider revising future filings to include a table of the approximate percentage of net revenue by industry market for each fiscal year included in your statements of operations. Consider including this table, or one based upon actual revenues by market, in
MD&A. If you do not believe that inclusion is appropriate, please tell us why.
(B) Please tell us why you do not report revenues by groups of similar products in the notes to your financial statements. See paragraph 37 of SFAS 131.
(C) The descriptive terms for each of your market groups used in MD&A is not always consistent with the terms used in the table of revenues in your Business section. Please revise future filings to be consistent, or provide appropriate definitions and reconciliations of the industry group to which you refer.
3. We note that your revenues increased $404 million from 2003 to 2004, or 22%. You explain this significant increase as being due to
(a) strengthening of foreign currencies of $89 million (22%), (b) acquisition of Cinch adding $20.5 million (5%), and (c) increase in revenue of $44.9 million in the Americas due to "broad improvement across all markets" (11%), (d) increase in revenue in Far East - North of $92 million exclusive of $33 million for foreign currency translation due to strong demand and improved revenue, and (e) increase in revenue in Far East - South of $164.8 million due to strong demand.

Under Item 303(a)(3)(iii) of Regulation S-K you should disclose the extent to which the increases in revenues are attributable to (a) increases in prices or (b) to increases in the volume or amount of goods or services being sold or (c) to the introduction of new products or services. Further, we note that a similar comment was issued to you on your June 30, 2003 Form 10-K wherein you agreed to provide these disclosures in future filings. Please tell us why you believe your current disclosure complies with Item 303(a)(3)(iii) of
Regulation S-K.

In addition, changes in revenue should not be evaluated solely in terms of volume and price changes, but you should also include an analysis of the reasons and factors contributing to the increase or decrease.

Under SAB Topic 13.B -

"The Commission stated in FRR 36 that MD&A should "give investors an opportunity to look at the registrant through the eyes of management by providing a historical and prospective analysis of the registrant`s financial condition and results of operations, with a particular emphasis on the registrant`s prospects for the future."

"Examples of such revenue transactions or events that the staff has asked to be disclosed and discussed in accordance with FRR 36 are:
* Shipments of product at the end of a reporting period that significantly reduce customer backlog and that reasonably might be expected to result in lower shipments and revenue in the next period.
* Granting of extended payment terms that will result in a longer collection period for accounts receivable (regardless of whether revenue has been recognized) and slower cash inflows from operations, and the effect on liquidity and capital resources. (The fair value of trade receivables should be disclosed in the footnotes to the financial statements when the fair value does not approximate the carrying amount.)
* Changing trends in shipments into, and sales from, a sales channel or separate class of customer that could be expected to have a significant effect on future sales or sales returns.
* An increasing trend toward sales to a different class of customer, such as a reseller distribution channel that has a lower gross profit margin than existing sales that are principally made to end users. Also, increasing service revenue that has a higher profit margin than product sales.
* Seasonal trends or variations in sales."

Further, in Release No. 33-8350 - "Interpretation - Commission Guidance Regarding Management`s Discussion and Analysis of Financial
Condition and Results of Operations," issued in December 2003,
"[t]he
SEC staff believes that the effects of offsetting developments or events should be disclosed. Material increases in net revenues must be explained as being attributable to price or volume changes or new products. If the changes are a result of several factors, disclosure of the relative extent of each factor contributing to the increase must be made.

"For example, if a company`s financial statements reflect materially lower revenues resulting from a decline in the volume of products sold when compared to a prior period, MD&A should not only identify the decline in sales volume, but also should analyze the reasons underlying the decline in sales when the reasons are also material and determinable. The analysis should reveal underlying material causes of the matters described, including for example, if applicable, difficulties in the manufacturing process, a decline in the quality of a product, loss in competitive position and market share, or a combination of conditions."

Also, "if a change in an estimate has a material favorable impact on earnings, the change and the underlying reasons should be disclosed so that readers do not incorrectly attribute the effect to operational improvements."

Please supplementally tell us why you believe your current disclosure complies, and similarly respond for the discussion of the comparison of your revenues in the MD&A of your September 30, 2004 Form 10-Q.


Fiscal 2004 Compared to Fiscal 2003 - Page 10

4. On page 11 you disclose a non-GAAP financial measure for gross profit margin excluding restructuring costs of $29.5 million. In future filings, please comply with Item 10 of Regulation S-K whenever you present a non-GAAP financial measure that is subject to that Item, or tell us why you believe your current disclosure does comply.

Contractual Obligations and Commercial Commitments - Page 14

5. Please respond to the following comments:
(A) Under Item 303(a)(5) you should present your table of contractual obligations for at least the periods specified which are (a) total,
(b) less than one year, (c) 1 - 3 years, (d) 3 - 5 years, and (e) more than 5 years. Your table only includes 2005, 2006, 2007, 2008, and thereafter. As such, you have not provided a total column, nor amounts for the 3 - 5 year and more than 5 year categories. Please revise future filings to comply.
(B) Please tell us why you have not reflected categories in the table for (a) purchase obligations and (b) other long-term liabilities reflected on your balance sheet under GAAP.

Financial Statements and Supplementary Data - Page 19

Consolidated Statements of Income - Page 22

6. With respect to your impairment and write-down of investments of
$5,089,000 in fiscal 2003, we note that $3.5 million of this charge relates to the write-off of certain licensed technology for a product that you intended to or did manufacture and market. As such, it appears that this charge should be reflected within your cost of sales and income from operations. Please revise future filings to comply, or tell us why the current classification as a non-operating loss is appropriate under U.S. GAAP.
7. With respect to your impairment and write-down of investments of
$12,570,000 in fiscal 2003, we note that at least $10 million of this charge relates to the write-off of an investment in a certain affiliate`s common and preferred convertible securities. The affiliate subsequently filed for Chapter 11 reorganization. Did you subsequently also write-off or down the subordinated debentures? Please explain and quantify the amount of any charges and the period you recorded the charge. If you still have an amount reflected on your financial statements for your investment in the common and preferred convertible securities or subordinated debentures of this affiliate, please tell us why and quantify the amount as of June 30,
2004. Please also provide us with your analysis, with respect to this investment, for fiscal 2003 of the disclosure requirements of Item 4-
08(g) and Item 3-09 of Regulation S-X.

Note 2 - Significant Accounting Policies

Marketable Securities - Page 25

8. Please revise your future filings to provide the disclosures required by paragraphs 19-21 of SFAS 115.

Goodwill and Intangible Assets - Page 26

9. Please revise future filings to provide a reconciliation of the changes in goodwill as required by paragraph 45(c) of SFAS 142.

Revenue Recognition - Page 27

10. You disclose that you recognize revenue upon shipment of product and transfer of ownership to the customer. SAB Topic 13.A states that revenue generally is realized or realizable and earned when all of the following criteria are met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, (c) the seller`s price to the buyer is fixed and determinable, and (d) collectibility is reasonably assured. Please tell us and revise future filings to disclose how you consider each of these criteria in your revenue recognition policy.
11. We note that you disclose no warranty policy, but that you do have a reserve for returns for defective product. Please cite the accounting literature upon which you relied for this policy. Please note that under paragraph 4, SFAS 48 does not apply to sales transactions in which a customer may return defective goods, such as under warranty provisions. You should account for warranty provisions under SFAS 5 and provide the disclosures required by FIN 45. Please revise or advise.
12. We reviewed response number 16 from your letter to the staff dated March 19, 2004 and we have the following comments:

(A) Your disclosure for rights of return, inventory allowances, price protection and other allowances should explain (a) the nature and terms of the rights/allowances, (b) how you determine the amount to accrue and the underlying rationale, and (c) the accounting for and judgments made with respect to assessing when to reverse the accruals. You should also disclose whether or not your methodology is disciplined, consistent, systematic, and rational. Please provide this information to us supplementally and in future filings. In your response, cite the accounting literature upon which you relied. In addition, tell us and disclose in future filings where the amounts are recorded in your financial statements.
(B) From your response we note that you provide rights of return to your customers for defective products as well as product that has been discontinued or made obsolete. Please revise your accounting policy to clarify. We note that as a result of your 2003 restructuring you discontinued certain products. Did this action have a significant impact on your reserve? Please explain.
(C) Please provide us with a separate rollforward schedule of your return, inventory allowance, price protection reserve, and other allowance for the last three fiscal years and latest interim period showing all changes on a gross basis. Tell us why each amount is not included in Schedule II.
(D) We note that you provide your customers with allowances so that in the event that competition forces a lower resale price than published to the distributors by Molex, the distributor may apply to
Molex for an adjusted cost (buy price) on those specific items. You accrue for these allowances at the time of product shipment based upon historical experience. Please address why you believe that your sales meet the fixed and determinable criteria of SAB 104. It appears, from your response, that when you ship products to customers it is probable that those customers will demand, and/or you will grant, additional rebates related to those sales. This practice raises a question of whether your selling price meets the "fixed or determinable" criteria of SAB 101 because your sales price at the time of shipment is contingent on the your future negotiation with your customers` demands for rebates. That is, the selling price in this case could not be fixed or determinable unless you could reasonably estimate the amount of future rebates at the time of shipment. If you could not estimate the rebates, you would defer all product revenue until either a rebate is demanded by the customer and granted by the company or the rebate demand by the customer becomes remote, i.e. the contingency is effectively resolved. If you believe that you can reasonably and reliably estimate the amount of future rebates, you should disclose that fact and tell us the basis for your conclusion. Please note that you should evaluate each individual sales transaction to determine whether or not it is probable when you ship the products that those customers will demand, and/or you will grant, additional rebates related to those sales and whether or not you can make a reasonable and reliable estimate.
(E) Please note that when one of the accruals or a reversal of an accrual has a significant effect on sales or gross profit, you should quantify and discuss the impact in your MD&A.

Stock-Based Compensation - Page 27

13. Please revise future filings to include the disclosure of pro forma information in the Significant Accounting Policies footnote. Refer to paragraph 2(e) of SFAS 148.
14. Please tell us and revise future filings to disclose the significant terms and accounting for your Deferred Compensation Plan under which you have credited phantom stock units to your directors.
See discussion on pages 5 and 11 of your October 22, 2004
Definitive
Proxy Statement.

Reclassifications - Page 28

15. The reclassifications appear to be corrections of prior errors (restatements) in the classification of certain financial statement items. Tell us why you have not provided the disclosures required by
APB 20 related to the correction of errors. Also discuss why these errors are not addressed in your controls and procedures section.

Note 3. Restatement of Cash Flow Activities - Page 29

16. Please revise future filings to clarify that the restatement is due to an error. Describe in more detail the nature of the error and how it was corrected including the accounts involved and the nature of the "certain changes." Tell us why it appropriate to classify these amounts within operating activities and not investing activities. Explain why 2003 is the only period impacted.

Note 15 - Segment Information - Page 41

17. We note that you present information by region twice for 2002 and
2003. Moreover, the amounts for the two presentations in 2002 and 2003 do not agree. For example, we note the following
(A) The first 2002 table - (a) excludes income tax expense and (b) appears to include the net income, asset, and capital expenditures allocations for 2003.
(B) The first 2003 table - (a) excludes net income and (b) appears to include the asset and capital expenditures allocations for 2004. Please reconcile and revise future filings.
18. We note that the sum of the long-lived assets presented on the bottom of page 41 for 2004 totals $1,672,276, which exceeds the actual amount of long-lived assets presented on your balance sheet.
Supplementally provide details of this discrepancy. Revise future filings to reconcile such amounts as appropriate.

Item 9A. Controls and Procedures - Page 43

19. We note that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective as of the end of June 30, 2004. In light of subsequent events (i.e, see November 13, 2004 Form 8-K and 8-K/A), please tell us why you believe that no amendment is required to this disclosure.
20. Please tell us and amend to disclose the specific types of assets and liabilities affected by the error, the nature of the "certain changes" to which you refer, the reason why the error occurred and was not previously detected, and how the error came to be detected.
What have you done to ensure that there are no similar errors and that all errors have been corrected?

Schedule II - Page 47

21. Please provide us with a summary schedule of the significant components of your reserve for receivables and inventories. Explain how you calculate these reserves. Explain why the reserve for accounts receivable has remain basically unchanged over the past three years. Why is the reserve necessary and what does it represent?
Provide us with both quantitative and qualitative explanations. Relate your response to your accounting policy footnote which states that your reserve for doubtful accounts is recorded generally based on a percentage of aged receivables and management`s evaluation of customer credit risk. Why do you use the term "generally"? What other methods do you use? Quantify the aging of your receivables for the past three fiscal years and relate the aging to your reserve requirements. Tell us why the amount of accounts written off in each of the last three fiscal years is immaterial and relate this history of accounts written off to your reserve balance.

Form 10-Q for the Quarterly Period Ended September 30, 2004

22. We note from Exhibit 16.1 of your Form 8-K/A dated November
13,
2004 that Deloitte & Touche LLP did not complete their review of your quarterly report on Form 10-Q for the quarter ended September 30, 2004 prior to their resignation. As such, please tell us the basis for your statements in the September 30, 2004 Form 10-Q that Deloitte
& Touche LLP were prepared to complete their review of your Form
10-Q
"in substantially the form hereof by the November 15 extended deadline for such report." This statement suggests that Deloitte & Touche had completed their review. Since their letter states otherwise, you should remove any disclosures that suggest they had completed their review.
23. Please file an amendment to your Form 10-Q that includes the entire filing together with the certifications required by Item 601(b)(32) of Regulation S-K.

Part I. Financial Information - Page 3

Item 1. Financial Statements - Page 3

24. Upon completion of the review, when you file your amendment to the Form 10-Q, please include disclosure that the review was completed. Upon making such a statement, you would be required to include the review report in the amended Form 10-Q. See Item 10-01(d)
of Regulation S-X.

Note 1. Basis of Presentation - Page 7

25. Please tell us and disclose where material, the amount and nature of the reclassifications.
26. Please revise and refer to Note 10 since you do not comply with
Item 10-01(d) of Regulation S-X.

Note 2. Restatement of Cash Flow Activities - Page 7

27. We note that you have foreign operations. Please tell us in sufficient detail how you calculate your statements of cash flows and how that method complies with paragraph 25 of SFAS 95. We note the restatement made in your September 30, 2004 Form 10-Q for the cash flows previously reported for the first quarter of fiscal 2004. Explain how you previously calculated those cash flows and how you subsequently measured them. Have you determined that there are no similar errors in the cash flow statements for the other quarterly periods in fiscal 2004? Why did the adjustment only impact cash flows from operating activities and not investing and financing
activities
too?
28. Where you discuss a restatement, you should describe the nature
of the error and its correction in sufficient detail. For example, you refer to "certain changes" instead of explaining the nature of those changes. You refer to a "clerical error" instead of explaining the nature of the error and whether the error impacted other periods.
How you will ensure that future errors are detected and corrected in
a timely manner? Why is the error not addressed in Item 4 -
Controls
and Procedures?
29. You disclose that the restatement was not material for the
2004
quarters. Does this mean that you did not restate the September
30,
2003 statement of cash flows? If so, please tell us why and revise to clarify. How and when will you reflect the correction for fiscal 2004? That is, will you only reflect the change in your next 10-K? Was the change entirely allocable to the fourth quarter? Please supplementally show us the amount of the adjustment for the three months ended September 30, 2003 as a result of the change.

Note 3 - Prior Year Adjustment - Page 8

30. Please explain to us in more detail the nature of the error resulting in an adjustment related to the omission of "certain" intercompany inventory in your profit-in-inventory calculation. What was the "certain" inventory? How was the error detected and what have
you done to prevent the error from recurring? How did you
calculate
the amount of the restatement and why? How many years were
impacted
and how were you able to determine the correct starting point for your analysis? How did you determine which amounts relate to each fiscal year? Since the adjustment relates to profit in inventory, does the adjustment in one fiscal period reverse in subsequent fiscal periods when the inventory is finally sold to an end-user, third-party customer? If so, is the $8.0 million in your disclosure the net effect to income before taxes in the current period? Please tell us
and disclose the effect of the error for each period that you have not restated. Tell us and disclose the amount and where you reflected the adjustment in your statement of operations, balance sheet, and statement of cash flows. Did the adjustment impact your balance sheet accounts for intercompany receivables and payables and inventory?
Did
you book the adjustment on a gross basis by eliminating
intercompany
sales and cost of sales? Why do you only discuss a net impact of
$8.0
million in MD&A? Revise your disclosures throughout the filing to consider the additional information provided in response to our comment.
31. We note that you believe that because the misstatement is immaterial to prior periods, you should correct the misstatement in the current period. However, we believe that, if the reversing or carryover effects of a prior period misstatement is material to the current period financial statements, the correction of the prior period misstatement should be reported as a prior period adjustment in accordance with APB 20 (that is, the financial statements of prior periods should be retroactively restated). See SAB Topic 5:F and "Remarks Before the 2004 AICPA National Conference on Current SEC and
PCAOB Developments by Russell P. Hodge, Professional Accounting Fellow, Office of the Chief Accountant, U.S. Securities and Exchange
Commission, Washington, D.C.
December 6, 2004." Please supplementally provide us with your quantitative and qualitative analysis of how you concluded that the charge was not material to the September 30, 2004 interim period or to any prior period.
32. With respect to the reversal of $2.7 million of a prior year insurance accrual which was no longer required, please tell us why and when the amount was originally accrued and how the amount accrued was measured. Cite the accounting literature upon which you relied.
Then tell us why it was appropriate to reverse $2.7 million in the three months ended September 30, 2004. Address both the timing and the amount of the reversal. Tell us why you reflected this amount within cost of sales.
33. With respect to the reduction of $1.5 million in your inventory allowance, please tell us why and when the amount was originally accrued and how the amount accrued was measured. Cite the accounting literature upon which you relied. Then tell us why it was appropriate to reverse $1.5 million in the three months ended September 30, 2004.
Address both the timing and the amount of the reversal. Supplementally tell us how your accounting complies with ARB 43, Chapter 4, footnote 2 and SAB Topic 5.BB - Inventory Valuation Allowances. Pursuant to SAB Topic 5.BB, a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

Item 4.  Controls and Procedures - Page 13

34. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "except as discussed below." Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.
35. Please revise to provide the disclosures regarding changes to the company`s internal control over financial reporting required by Item
308(c) of Regulation S-K. If there are any such changes to disclose, please specifically identify each of those changes and discuss how each change has materially affected, or is reasonably likely to materially affect, the company`s internal control over financial reporting.
36. We note that management has established a remediation plan to correct the deficiency in internal controls and has discussed the plan with the Audit Committee. Please provide us with a copy of this plan. Revise your disclosures as follows:
(A) Summarize the nature of the deficiencies.
(B) Discuss how the deficiencies were discovered and by whom.
(C) Discuss your plans to correct the deficiencies. Separately discuss what actions you have taken and what actions you plan to take and when you plan to take them.
(D) Why do you state that you will continue to evaluate the effectiveness of your disclosure controls and procedures and take corrective action as appropriate? This statement suggests that you are in the process of performing an evaluation. Please tell us and revise to clarify.
(F) Why does the disclosure not address the problems related to your cash flow statements, insurance accrual, and accounts receivable reserve?

37. Please supplementally tell us the nature of the additional disclosures that your former auditor advised you to include in your filing. Discuss whether or not you have included all of the recommended disclosures.
38. We note your statement that the signatories did not believe that the matter was required to be addressed in that letter. Does current management, including the current CEO and CFO, believe that in representing that there are no transactions that have not been properly record in the accounting records, and that no matters have come to management`s attention subsequent to the date of the financial statements that require consideration as adjustments or disclosures in the financial statements, matters such as the error in
PII and the self-insurance reserve over-accrual need to be addressed when making such representations? Please tell us and revise to disclose. We note the statement on page 14 that Molex`s management is not aware of any information which would result in any adjustments to the financial information included in the Form 10-Q. Please confirm and describe any qualifications to that statement, if applicable.
39. Tell us and disclose in more detail the scope of the inquiry, who performed the inquiry, and the findings of the inquiry. Did the inquiry include (a) a resolution of the discrepancies between the facts as presented to Deloitte & Touche by the investigators and the information contained in the chronology, the comments made to Deloitte & Touche LLP by the then CEO and other information provided to Deloitte & Touche LLP by the Audit Committee Chairman, (b) a search of personal files and emails to determine whether other individuals had knowledge of the matters and whether there were other accounting matters or errors that had not been disclosed, and (c) determine whether any illegal acts occurred, all as suggested by Deloitte & Touche LLP and discussed in their letter dated November 30, 2004 included as Exhibit 16.1 in your November 13, 2004 Form 8-
K/A. Please tell us and revise to disclose the additional information requested by Deloitte & Touche LLP and how the Committee responded to those requests.

Part II. Other Information - Page 15

40. We note from your disclosure that Robert B. Mahoney was appointed as your Acting Chief Financial Officer on November 10, 2004. You also disclose that he will continue to serve as an Executive Vice President of Molex and as President, Far East - South. It appears that Mr. Mahoney may be physically located overseas based upon the disclosure in the definitive proxy statement you filed on September
15, 2004. Has Mr. Mahoney temporarily relocated to the U.S. while he performs his duties as Chief Financial Officer or does he continue to be located overseas? If he is still overseas, please address how he is able to oversee the accounting and financial reporting operations of your company which are located in the United States? From the disclosure in Exhibit 16.1 of the November 13, 2004 Form 8-K/A, it appears that Mr. Mahoney also signed the representation letter given to Deloitte & Touche LLP dated August 20, 2004. Please confirm if true. Did Mr. Mahoney have knowledge of the PII errors when he signed the representation letter?

Item 4.01 Forms 8-K filed November 11, 2004 and December 1, 2004
(8-
K/A)

41. Please provide us with a schedule of your fiscal year end fourth
quarter 2003 and 2004, and quarter ended September 30, 2004 adjustments to close the books, or adjustments recorded in connection with or as a result of the audit or review. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net income (loss). Quantify the net effect of all adjustments on pre-tax income (loss). Also, tell us if any of the adjustments relate to prior periods. If so, explain the impact of such adjustments for each of the prior periods affected. For remaining adjustments, explain in detail why you believe the timing of each adjustment is appropriate.
42. Provide us with any letter or written communication to and from
the former accountants regarding any disagreements or reportable events to management or the Audit Committee.
43. Please provide us with the written chronology of events
referred
to in the November 30, 2004 letter from Deloitte & Touche LLP, included as Exhibit 16.1 in your November 13, 2004 Form 8-K/A.
44. Refer to the seventh paragraph discussion on page 3 of Exhibit
16
regarding the $3 to $4 million potential over accrual of the accounts receivable reserve. Please provide us with the written analysis referred to by Deloitte & Touche. Was the reserve adequate but not excessive at June 30, and September 30, 2004? Explain you response.
Please note that it is not appropriate under U.S. GAAP to maintain "cookie jar" reserves whose reversal can be used to offset the effects of GAAP charges in your statements of operations. Please supplementally confirm whether or not management has reviewed all of the reserves on the books as of June 30, and September 30, 2004 and determined that the reserves are adequate and not excessive.
45. Please provide us with the following:

(A)	Audit Committee Meeting minutes for October 19 and 21, 2004
(B)	Board of Directors Meeting minutes for October 22, 2004
(C)	Any written analysis or reports from the independent
investigation/inquiry into the omission and related matters
referred
to in the ninth paragraph of Item 4.01 of your November 13, 2004
Form
8-K
(D)	The written report and written supplement provided to
Deloitte &
Touche LLP on November 11, and 13, 2004


Definitive Proxy Statement Filed September 15, 2004

Independent Auditor`s Fees - Page 17

46. Please supplementally provide us with additional details as to the nature of the "actuarial work" and "legal services" performed by your auditors during fiscal year 2003. See Item 2-01(c) (4)(iv) and
(ix) of Regulation S-X.

Form 8-K dated December 9, 2004

47. Please note that an accountant issuing a review report on interim data is presumed not to have adequate knowledge of the company`s accounting and financial reporting policies unless he or she has also audited the prior fiscal year. Please request your auditors to tell us the procedures they have performed to obtain adequate knowledge of your accounting and financial reporting policies in order to issue a review report for the quarter ended September 30, 2004.


*    *    *    *



      As appropriate, please amend your September 30, 2004 Form
10-Q
and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387, or Kate Tillan, Reviewing Accountant, at (202) 942-2861, or me at (202) 942-2813 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.



							Sincerely,


							Daniel Gordon
							Branch Chief

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Mr. Robert B. Mahoney
Molex, Inc.
December 17, 2004
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